U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________

1.   Name and Address of Reporting Person*

   Mendelson                        Victor                  H.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                       825 Brickell Bay Drive, 16th Floor
--------------------------------------------------------------------------------
                                    (Street)

   Miami                            Florida                33131
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________

2.   Issuer Name and Ticker or Trading Symbol

      Heico Corporation         "HEI" and "HEI.A"

________________________________________________________________________________

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                              ###-##-####

________________________________________________________________________________

4.   Statement for Month/Year


________________________________________________________________________________

5.   If Amendment, Date of Original (Month/Year)

                             12/16/2002

________________________________________________________________________________

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Executive Vice President
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________



================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                        15,038(1)(5)  I    401(k) Plan
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                11,916(1)     I    401(k) Plan
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                   12/16/02       M               292         A      $2.20       2,507        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                           695        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       157,282        I     By Mendelson
                                                                                                                         Int'l Corp.
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                               119,713        I     By Mendelson
                                                                                                                         Int'l Corp.
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                   546        I         (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                           800        I         (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                   12/16/02       M            36,180         A      $2.20      36,180        I        By VHM
                                                                                                                          Mgt. L.P.
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $2.20    12/16/02  M                 292 12/17/92 12/17/02  Class A      292  ---      ---       D
Option (Right                                                                   Common
to Buy)                                                                         Stock
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $2.20    12/16/02  S              36,180 12/17/92 12/17/02  Common    36,180  (4)      ---       D
Option (Right                                                                   Stock
to Buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $2.20    12/16/02  P        36,180       12/17/92 12/17/02  Common    36,180  (4)      ---       I       By VHM
Option (Right                                                                   Stock                                          Mgt.
to Buy)                                                                                                                        L.P.
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $2.20    12/16/02  M              36,180 12/17/92 12/17/02  Common    36,180  ---      ---       I       By VHM
Option (Right                                                                   Stock                                          Mgt.
to Buy)                                                                                                                        L.P.
====================================================================================================================================

Explanation of Responses:
(1) Information reported herein is based on a HEICO Corporation 401(k) Plan quarterly statement as of 9/30/02 (latest provided to the Reporting Person).
(2) Amount of Securities beneficially owned represents shares held by the the Reporting Person as custodian for minor children.
(3) In addition to these options, the Reporting Person owns directly options entitling the Reporting Person to purchase an aggregate of 425,115 shares of Common Stock and 200,729 shares of Class A Commmon Stock. These options become exercisable on various dates and have various expiration dates.
(4) VHM Management Limited Partnership incurred an obligation to pay to the Reporting Person an annuity valued at $349,137 in exchange for the options.
(5) Amounts reported for the Securities have been corrected from those reported by the original Form 4 filing indicated.

     /s/ Victor H. Mendelson                                    12/27/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                     Page 2 of 2